SCHEDULE II

                                      INFORMATION WITH RESPECT TO
                           TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                             SHARES PURCHASED        AVERAGE
                                  DATE            SOLD(-)             PRICE(2)

           COMMON STOCK-HOWELL CORP COM

                    GAMCO INVESTORS, INC.
                                12/06/02           27,000-           20.7500
                                12/06/02           60,000-           20.7500
                                12/06/02          256,700-           20.7500
                                12/04/02           10,000            20.7200
                                11/20/02            4,900            20.6800
                    GABELLI SECURITIES, INC.
                        GABELLI ASSOCIATES LTD
                                12/06/02          229,500-           20.7500
                                12/04/02           18,000            20.7200
                                11/26/02            1,100            20.7036
                                11/18/02            1,900            20.6650
                        GAF II
                                12/06/02            2,300-           20.7500
                        GABELLI ASSOCIATES FUND
                                12/06/02          228,600-           20.7500
                                12/04/02           18,000            20.7200
                                11/29/02              100            20.7000
                                11/27/02              200            20.7000
                                11/25/02              200            20.7000
                                11/22/02            3,400            20.7000
                    MJG ASSOCIATES, INC.
                        GABELLI FUND, LDC
                                12/06/02            3,000-           20.7500

          SERIES A CONVERTIBLE PREFERRED STOCK-HOWELL CORP

                    GABELLI SECURITIES, INC.
                        GABELLI ASSOCIATES LTD
                                12/06/02           11,100-           76.1500
                        GABELLI ASSOCIATES FUND
                                12/06/02           11,000-           76.1500
                    GAMCO INVESTORS, INC.
                                12/06/02            1,500-           76.1500


(1)	THE DISPOSITIONS ON 12/06/02 WERE MADE IN CONNECTION WITH THE MERGER
    DESCRIBED IN ITEM 5(a) OF THIS AMENDMENT TO SCHEDULE
              13D.  ALL OTHER TRANSACTIONS WERE EFFECTED ON THE NYSE.

          (2) PRICE EXCLUDES COMMISSION.